                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/03/11: UMC will attend investor conferences on 2020/03/18

99.2                 Announcement on 2020/03/11: Supplementary announcement representing the subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. for the acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

99.3                 Announcement on 2020/03/09: February Revenue

99.4                 Announcement on 2020/03/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2020/03/18

1. Date of the investor conference: 2020/03/18

2. Time of the investor conference: 09:00 AM

3. Location of the investor conference: Teleconference

4. Brief information disclosed in the investor conference:

The Company will attend the “2020 APAC TMT Conference”, held by BofA Securities.

5. The presentation of the investor conference release:

It will be the same as the investor conference on 2020/02/05.

6. Will the presentation be released in the Company’s website:

Yes, please refer to the Company’s website at www.umc.com

7. Any other matters that need to be specified: None

Exhibit 99.2

Supplementary announcement representing the subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. for the acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

1. Date of occurrence of the event: 2020/03/11

2. Method of the present increase (decrease) in investment:

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. invests in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

3. Transaction volume, price per unit, and total monetary amount of the transaction:

Trading volume: NA;

Price per unit: NA;

Total amount: RMB3,500,000,000 (approximately NTD14,987,000,000)

4. Company name of the invested mainland Chinese company: UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

5. Paid-in capital of said invested mainland Chinese company: RMB12,697,794,000

6. Amount of new capital increment currently planned by said invested mainland Chinese company: RMB3,500,000,000

7. Main business items of said invested mainland Chinese company: Integrated circuit manufacturing and sales

8. Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Unqualified audit opinion

9. Total equity of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB7,614,030,457.64

10. Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: Loss of RMB2,571,466,689.02

11. Amount of actual investment to date in said invested mainland Chinese company:

Including the present investment is RMB11,781,170,000 (Including UNITED MICROCHIP CORPORATION invests in RMB 6,440,910,000, and HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. invests in RMB 5,340,260,000)

12. Counterparty to the transaction and its relationship to the Company: The Company’s subsidiary

13. Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:

Participate in subsidiary capital increase; N/A

14. Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party's relationship to the company at those times: N/A

15. Gain (or loss) on disposal: N/A

16. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations:

Terms of delivery or payment: Wire transfer

Restrictive covenants in the contract: N/A

Other important stipulations: N/A

17. The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department:

The decision making manner: Based on the Acquisition or Disposal of Assets Procedure

Reference for the decision on price: Based on the capital increase schedule of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

The decision-making department: Board of Directors

18. Broker: None

19. Concrete purpose of the acquisition or disposal: Long term investment

20. Do the directors have any objection to the present transaction?: None

21. Is it a related party transaction?: Yes

22. Date of the board of directors’ resolution: 2020/02/11

23. Date of the recognition of the supervisors or the board of independent directors’ resolution: 2020/02/11

24. Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD1,341,585,358

25. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 34%

26. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 13%

27. Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 20%

28. Total amount of actual investment in the mainland China area to date: USD1,341,585,358

29. Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 34%

30. Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 13%

31. Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 20%

32. Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years:

2016: Loss NTD2,086,785 thousand;

2017: Loss NTD2,257,487 thousand;

2018: Loss NTD6,836,997 thousand

33. Amount of profit remitted back to Taiwan for the most recent three fiscal years: ZERO

34. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

35. Name of the CPA firm: Kau Wei CPAs Firm

36. Name of the certifying CPA: Wenching Tsai

37. The practice certificate number of the CPA: Tai Cai Zheng Deng (Six) Zi No. 1494

38. Any other matters that need to be specified:

1. China subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. will invest in UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. with its own funds of RMB 3,500,000,000 (approximately USD500,000,000)

2. To supplement an opinion report by the CPA on the reasonableness of the transaction price.

3. Supplementary announcement representing the subsidiary HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. for the acquisition of UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. on 2020/02/11.

Exhibit 99.3

United Microelectronics Corporation

March 9, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of February 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
February	Net sales	13,606,421	10,461,743	3,144,678	30.06%
Year-to-Date	Net sales	27,697,439	22,257,220	5,440,219	24.44%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	13,612,500	7,545,000	20,680,436

Note : On March 6,2019 and February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 450 million. The actual amount lent to USC(Xiamen) as of February 29, 2020 was US$ 40 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	93,061,961
UMC (Note2)	14,036,000	14,003,520	93,061,961

Note1 : On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2 : On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019 and December 18, 2019, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million.

4)	Financial derivatives transactions :

aNot under hedging accounting : NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	2,359,500	0
Fair Value	0	0	(3,825)	0
Net profit (loss) from Fair Value	0	0	(3,825)	0
Written-off Trading
Contracts	0	0	1,559,596	0
Realized profit (loss)	0	0	(2,840)	0

Exhibit 99.4

United Microelectronics Corporation

For the month of February, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of January 31, 2020	Number of shares as of February 29, 2020	Changes
Associate Vice President	Remi Yu	240,000	120,000	(120,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of January 31, 2020	Number of shares as of February 29, 2020	Changes
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